UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 1, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated July 1, 2016 announcing the appointment to management.

Istanbul, July 01, 2016

Announcement Regarding the Appointment to Management

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Mr. İsmail Bütün, who currently serves as the Senior Vice President of Retail Sales under the Sales Function, has been appointed as the Executive Vice President of Marketing, effective as of July 1, 2016.

İsmail Bütün started his career at the Çuhadaroğlu Holding Moscow office. Between 1997 and 2000, Mr. Bütün worked at Enka Group Foreign Trade department in Moscow as Sales and Business Development Manager. Starting from 2000, he worked at Nestle as CPW Turkey Country Manager, Central Asia Marketing Director in Uzbekistan and Turkey National Chain Stores Sales Manager. After 2011, he served first as Business Excellence Manager at the Global Customer and Sales Management department and then as Marketing Manager at the Beverages Strategic Business unit at Nestle’s Global Headquarters in Switzerland and as the General Manager and a Board Member at Nestle Turkey Beverages Group. He joined Turkcell as Senior Vice President of Retail Sales as of January 15, 2016. İsmail Bütün, graduated from the Boğaziçi University Business Administration department in 1996.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 1, 2016	By:	/s/Bedriye Hande Erel
Name: Bedriye Hande Erel Title: Financial Controlling Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 1, 2016	By:	/s/Nihat Narin
Name: Nihat Narin Title: Investor Relations and Business Development